# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZON PHARMACEUTICALS INC, CIK 0000727510
CUSIP: 293904108
Title of class of securities: Common Stock, No par value
Address of issuer's principal executive offices: 20 COMMERCE DRIVE, SUITE 135, CRANFORD, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0000950123-08-002960
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-422-4000

## Reporting persons
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- ICAHN PARTNERS MASTER FUND LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 14,923,911; shared voting power 0; sole dispositive power 14,923,911; shared dispositive power 0; aggregate amount beneficially owned 14,923,911 (20.1% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,923,911; sole dispositive power 0; shared dispositive power 14,923,911; aggregate amount beneficially owned 14,923,911 (20.1% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 21,132,725; shared voting power 0; sole dispositive power 21,132,725; shared dispositive power 0; aggregate amount beneficially owned 21,132,725 (28.5% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,132,725; sole dispositive power 0; shared dispositive power 21,132,725; aggregate amount beneficially owned 21,132,725 (28.5% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- BECKTON CORP (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No par value
Name of issuer: ENZON PHARMACEUTICALS INC
Comment: This statement constitutes Amendment No. 15 to the Schedule 13D relating to the shares of Common Stock, no par value (the "Shares"), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the "Original 13D"), on behalf of the Reporting Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented as follows:

The Reporting Persons beneficially own an aggregate of approximately 49% of the outstanding Shares, as well as an aggregate of approximately 98% of the outstanding Series C Preferred Stock of the Issuer.

The Reporting Persons and Viskase Companies, Inc. ("Viskase"), of which the Reporting Persons beneficially own an aggregate of approximately 91% of the total outstanding shares of common stock, have discussed and are currently considering a potential business combination transaction involving Viskase and the Issuer through a negotiated merger transaction or otherwise (a "Potential Transaction"). The Board of Directors of Viskase has established a special committee of the Board of Directors of Viskase (the "Viskase Special Committee") consisting of directors independent of the Reporting Persons to consider, evaluate and negotiate a Potential Transaction on behalf of Viskase. The Viskase Special Committee is empowered to engage, and has engaged, independent financial and legal advisors with respect to a Potential Transaction.

On December 19, 2024, a member of the Viskase Special Committee contacted a member of the Board of Directors of the Issuer to explore interest in a Potential Transaction and to indicate that Viskase may formulate and submit a proposal with respect to a potential structure and terms for a Potential Transaction. The Viskase Special Committee member further indicated that it is the Viskase Special Committee's expectation that a special committee of independent directors of the Issuer will be established to consider Viskase's proposal and such other terms of the Potential Transaction as may be considered and negotiated in the future. In connection therewith, the Reporting Persons, Viskase, their affiliates and their respective representatives may engage in other activities, discussions and/or negotiations regarding a Potential Transaction. The Reporting Persons do not intend to update additional disclosures regarding a Potential Transaction until a definitive agreement has been reached, or, if applicable, they determine definitively that a Potential Transaction will not proceed, and/or unless disclosure is otherwise required under applicable U.S. securities laws.

Discussions, negotiations and consummation of a Potential Transaction may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Shares from the Nasdaq exchange and other material changes in the Issuer's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that a Potential Transaction will be consummated. The Reporting Persons and its subsidiaries reserve the right to modify or withdraw any Potential Transaction at any time. The Reporting Persons and its subsidiaries reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

## Signatures
- CARL C ICAHN: /s/ CARL C. ICAHN, CARL C. ICAHN (12/19/2024)
- ICAHN PARTNERS MASTER FUND LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (12/19/2024)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (12/19/2024)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (12/19/2024)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (12/19/2024)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (12/19/2024)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (12/19/2024)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (12/19/2024)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (12/19/2024)
- BECKTON CORP: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (12/19/2024)